

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 28, 2017

Vivian Lopez-Blanco
Chief Financial Officer
MEDNAX, Inc.
1301 Concord Terrace
Sunrise, Florida 33323

      Re: MEDNAX, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed February 10, 2017
              File No. 001-12111

Dear Ms. Lopez-Blanco:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Segment Reporting, page 73

1.   We note you aggregate your operations into a single reportable segment for purposes of presenting financial information in accordance with the accounting guidance for segment reporting. Please identify your operating segments, including their respective primary practice group or region, as applicable. Please explain to us, in detail, how your current aggregation approach is consistent with the overall objectives of ASC 280-10-10-1 and the quantitative and qualitative factors cited in ASC 280-10-50-11. In this regard, we note from your earnings call that you addressed dissimilarities among your practice groups with respect to EBITDA, fixed cost infrastructure, technology (i.e., vRAD), internal bonus eligibility threshold established for each practice, and payor mix, among others.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications